Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 7, 2024

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-221764 and 811-23312

Dear Ms. Marquigny:

This correspondence is being provided to make revisions to previously provided responses to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) with respect to the Amendment and the Trust’s proposed two new series, the FIRE Funds™ Wealth Builder ETF and FIRE Funds™ Income Target ETF (each, a “Fund,” and together, the “Funds”). The Trust previously filed comment response letters on October 11, 2024 and October 24, 2024 in response to comments given by the Staff.

The letter filed on October 11, 2024 included each Fund’s fee table. Since that time, revisions have been made to the estimated acquired fund fees and expenses for each Fund. Accordingly, updated and final fee tables are provided in the attached Exhibt A to this letter.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Exhibit A

FIRE Funds™ Wealth Builder ETF - FUND SUMMARY

Investment Objective

The Fund’s primary investment objective is to seek long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.19%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.41%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.60%
Less: Fee Waiver(4)	(0.19)%
Total Annual Fund Operating Expenses After Fee Waiver(4)	0.41%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	“Acquired Fund Fees and Expenses” are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.

(4)	The Adviser has contractually agreed to reduce its unitary management fee to 0.00% of the Fund’s average daily net assets through at least February 28, 2026. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust III (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through February 28, 2026. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$42	$166

FIRE Funds™ Income Target ETF - FUND SUMMARY

Investment Objective

The Fund’s primary investment objective is to seek current income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.19%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.71%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.90%
Less: Fee Waiver(4)	(0.19)%
Total Annual Fund Operating Expenses After Fee Waiver(4)	0.71%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	“Acquired Fund Fees and Expenses” are indirect fees and expenses that the Fund incurs from investing in the shares of other investment companies.

(4)	The Adviser has contractually agreed to reduce its unitary management fee to 0.00% of the Fund’s average daily net assets through at least February 28, 2026. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust III (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through February 28, 2026. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$73	$261